Shareholder meeting
results (unaudited)

May 15, 2007 meeting

A proposal to approve a new management contract between the fund and Putnam Investment Management, LLC was approved as follows:

Votes for 			Votes against 		Abstentions
66,693,788 		1,166,533 			1,244,612


All tabulations are rounded to the nearest whole number.